October 8, 2013

VIA EDGAR & FEDERAL EXPRESS

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 21, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 1, 2013
File No. 1-08246

Dear Mr. Schwall:

             This letter sets forth the responses of Southwestern Energy Company (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2013 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2013 (“2013 Form 10-Q”).  For your convenience, each of the Staff’s comments is reprinted in bold below.  With the Staff’s permission, where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company requests permission to include such disclosures in its future filings of the type to which the comment relates.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 3

Proved Undeveloped Reserves, page 7

1. Item 1203 (b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." The disclosure on page 7 of the various changes in proved undeveloped reserve quantities during the year appears to be limited to the amounts converted to developed and added as extensions/discoveries.

Please expand your disclosure to provide a quantitative reconciliation in tabular format of the overall change in your proved undeveloped reserves including such additional changes as revisions, acquisition/divestiture and improved recovery.

The Company acknowledges the Staff’s comments and respectfully offers the following clarifications pertaining to the various changes in proved undeveloped reserves.  As of December 31, 2012, the Company had 821 Bcfe of proved undeveloped reserves, none of which were proved undeveloped reserves that remain undeveloped for five years or more after initially being disclosed.  The Company’s proved undeveloped reserves decreased by 1,812 Bcfe from December 31, 2011.  The changes in 2012 consisted of:

•	net downward price revisions of 1,433 Bcfe;
•	downward revisions of 223 Bcfe due to well performance; and
•	converting 493 Bcfe of our proved undeveloped reserves as of December 31, 2011 into proved developed reserves; partially offset by
•	337 Bcfe of reserve additions.

The Company respectfully submits that the substantial majority of the net downward price revisions in our Fayetteville Shale proved reserves of 1,684 Bcf disclosed on page 7 and 8 is comprised by the 1,433 Bcfe of net downward price revisions in its proved undeveloped reserves.    In future annual reports on Form 10-K, the Company will provide disclosure regarding material changes in proved undeveloped reserves, including a tabular reconciliation to changes in proved undeveloped reserves, pursuant to Item 1203 of Regulation S-K.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

2. You state that "as of December 31, 2012, we had 821 Bcfe of proved undeveloped reserves, none of which were proved undeveloped reserves that remain undeveloped for five years or more after initially being disclosed by us." For the purpose of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please also clarify in your disclosure on Form 10-K.

The Company acknowledges the Staff’s comments and respectfully confirms all proved undeveloped reserves will be developed within five years of the initial disclosure as the starting reference date.  The Company will clarify this disclosure in future annual reports on Form 10-K.

Fayetteville Shale Play, page 8

3. You disclose downward revisions of 362 Bcf due to well performance in the Fayetteville Shale as of December 31, 2012. Please clarify for us the reasons for the performance revisions. As part of your explanation, please tell us if the downward revisions were concentrated in a few wells or spread across all of your proved reserves. Also, tell us why you believe your proved reserves as of December 31, 2012 are reasonably certain. Refer to Rule 4-10(a)(24) of Regulation S-X.

The Company acknowledges the Staff’s comments and respectfully offers the following clarifications pertaining to the performance revisions.  In the Company’s analysis of Fayetteville Shale well performance during 2012, the Company recognized the earlier wells were producing from larger drainage areas than previously recognized and as a result the timing to reach boundary dominated flow for the offset wells was less than originally anticipated.    Implementing  a process to reflect this observation across the field resulted in lowering the forecasts and thus caused performance revisions in the Fayetteville Shale.  To complete its assessment of proved reserves, the Company applied the deterministic results obtained from our revised producing reserves forecasts to all of its proved undeveloped locations.  For these reasons, the Company has a high degree of confidence that the stated quantities of proved reserves will be recovered.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

4. You also state that you added 415 Bcf in the Fayetteville Shale for the period ending December 31, 2012. Please tell us the extent to which these reserve additions are due to new reserves added by drilling during 2012. As part of your explanation, please tell us how you have taken into consideration the downward performance revisions in your Fayetteville Shale reserves in the estimates for these new reserves and in the estimates of your proved undeveloped for locations previously disclosed which remain undeveloped as of December 31, 2012. Please tell us why you believe these new Fayetteville Shale reserve additions are reasonably certain. Refer to Rule 4-10(a)(24) of Regulation S-X.

 The Company acknowledges the Staff’s comments and respectfully offers the following clarifications pertaining to the Fayetteville Shale reserve additions and how the performance revisions were incorporated into its reserve estimates.  The majority (92%) of the reserves added (415 Bcf) in the Fayetteville Shale for 2012 resulted from proved developed additions.  As described in response to comment 3 above, the Company incorporated a change in forecasting methodology.  This was applied to the Company’s previously disclosed proved reserves as well as all of the 2012 reserve additions, both proved developed and proved undeveloped.  For these reasons, the Company has a high degree of confidence that the stated quantities of proved reserves will be recovered.

Other Items, page 18

5. We note you define the non-GAAP measure, EBITDA as net income (loss) plus interest, income tax expense, impairment of natural gas and oil properties and depreciation, depletion and amortization. As you adjust net income (loss) for impairment charges to compute this measure, please change the title to something other than EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for further guidance.

The Company acknowledges the Staff’s comments and will ensure that the Company’s non-GAAP EBITDA measure that includes the impact of impairments will be entitled and defined as “Adjusted EBITDA” or similar in future filings.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

Properties, page 37

Leasehold Acreage as of December 31, 2012, page 38

6. The disclosure on page 38 and elsewhere on page 30 indicates that a significant percentage of the Company's net undeveloped acreage in the Fayetteville Shale and Marcellus Shale will expire within the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) and tell us why you have assigned reserves to those locations.

 The Company acknowledges the Staff’s comments and respectfully offers the following clarifications pertaining to Fayetteville Shale and Marcellus Shale proved undeveloped reserve locations that are on acreage currently not held by production.  All Fayetteville Shale proved undeveloped locations as of December 31, 2012 were located on acreage held by production and seven proved undeveloped locations in the Marcellus Shale were located on acreage having future lease expirations.  None of these locations are scheduled to be drilled after their lease expirations, according to our current development plan.

Financial Statements and Supplementary Data, page 66

Note 4 - Natural Gas and Oil Producing Activities (Unaudited), page 80

Natural Gas and Oil Reserve Quantities, page 82

7. FASB ASC paragraph 932-235-50-5 requires an explanation of the significant changes accompany the tabular presentation on page 82 of the changes in net reserves. Please expand your disclosure here or refer to the explanation of the changes provided elsewhere on pages 7 and 8 in Form 10-K for the periods ending 2012, 2011, and 2010.

The Company acknowledges the Staff’s comments and will ensure that the Company’s explanation of reserve quantities will refer to the reserve disclosures on page 7 and 8, as proposed in the Company’s response to comment 1 above, or use a similar approach in future filings.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

8. Please tell us if the standardized measure of discounted future net cash flows disclosed for each of the periods presented on page 83 includes the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/ oilgasletter.htm.

The Company acknowledges the Staff’s comment and notes that, beginning in 2012, the costs associated with the abandonment of its oil and gas assets are included as part of the standardized measure of discounted future net cash flows.  Such amounts are not included as part the Company’s future development costs of the standardized measure; rather, these amounts were incorrectly included in the 10% annual discount for the timing of estimated cash flows of standardized measure which had no impact on the Company’s total standardized measure.  These amounts will be properly included in future development costs in future filings.  In 2010 and 2011, such amounts were immaterial (approximately 1% of the standardized measure) and excluded from the Company’s standardized measure of discounted future net cash flows.

Exhibit 99.1

9. The reserves audit report discloses that the Company has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on year-end constant prices and costs. Please quantify for us the total number of locations and net proved reserve amounts as of December 31, 2012. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and to Question 131.04 in the SEC Compliance and Disclosure Interpretations, issued October 26, 2009 and updated May 16, 2013, and affirm that at all such locations as presented in the referenced schedule are part of a development plan that has been adopted by management indicating these wells are scheduled to be drilled within five years of initial disclosure.

The Company acknowledges the Staff’s comments and respectfully notes that as of December 31, 2012, there were 198 proved undeveloped locations totaling 355 Bcf that were associated with a negative present worth when discounted at 10 percent.  The Company affirms these locations are part of its current development plan, as adopted by management, to be drilled within five years of initial disclosure.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

Form 10-Q for Fiscal Quarter Ended June 30,2013

Financial Statements, page 3

Note 7 - Derivatives and Risk Management, page 11

10. We note you characterize a portion of the gain (loss) on derivatives as realized. The guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized gains and losses when recording changes in the fair value of derivatives not designated as hedges. Please provide clarifying disclosure to indicate how you derived the realized portion of the derivative gain (loss).

The Company acknowledges the Staff’s comments and confirms that the realized portion of derivative gain (loss) is calculated as the summation of gains and losses on positions that have settled within the period reported.  In future filings, the Company will replace references to “unrealized gains and losses” and “realized gains and losses” on its derivative contracts with “derivative fair value gains (losses)” representing total changes in the fair value of derivatives not designated as hedges.

11. We are unable to reconcile the gain (loss) on derivative amounts for the three and six months ended June 30, 2012 to the information presented in the table on page 14. That is, the sum of the gains and losses recognized from derivatives not designated as hedges in the table does not correspond to the gain (loss) on derivatives amounts on the statements of operations. Please assist us by providing a reconciliation of these amounts for the three and six months ended June 30, 2012.

The Company acknowledges the Staff’s comments and provides the requested reconciliation below.  Net losses related to the Company’s fair value hedges for these periods were not disclosed due to immateriality as noted in the fair value hedges section of footnote 7 to its unaudited condensed consolidated financial statements in its 2013 Form 10-Q.

Reconciliation ($ - 000s)	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Basis Swaps (Unrealized)	$ (218)	$ 1,005
Basis Swaps (Realized)	$ 131	$ 1,149
Fair Value Hedges	$ (6,261)	$ (6,868)
Unrealized Gain (Loss) on Derivatives	$ (6,348)	$ (4,714)

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

12. We note during 2013 you have entered into a number of derivative contracts that do not qualify for hedge accounting. Please discuss how gains and losses on these derivatives has impacted your results of operations for the interim periods presented as well as how they may impact future results of operations.

The Company confirms the Staff’s comments related to entering into a number of derivative contracts that do not qualify for hedge accounting.    These contracts increased (decreased) the Company’s income before income taxes by ($29.8 million) and $93.4 million for the three month periods ended March 31, 2013 and June 30, 2013, respectively ($63.7 million increase for the six months ended June 30, 2013).  The Company will include discussion of such changes in its future filings within its Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The primary drivers of these impacts are: (i) the Company’s fixed price swaps relating to 2014 natural gas production whereby the Company will receive a fixed price and pay a floating market price and (ii) the fixed price call options sold by the Company for 2015 natural gas production whereby the Company will pay a counterparty if the market price for natural gas exceeds the fixed price of the call option at the time of settlement.

As discussed in the Company’s Risk Factors in its 2012 Form 10-K on pages 27 and 28 (commodity price volatility) and pages 35 and 36 (hedging impact to results of operations and financial condition),  measurements of fair value of derivative contracts are impacted by several factors including but not limited to changes in the NYMEX natural gas forward curve, volatility in natural gas prices,  and timing or duration of the position.  In general and without consideration of volatility or duration, as 2014 natural gas prices increase from current levels, the Company will recognize losses in future periods and, likewise, as 2014 natural gas prices decline from current levels, the Company will recognize gains in future periods on its derivative contracts not accounted for under hedge accounting prior to settlement.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 8, 2013

Quantitative and Qualitative Disclosures About Market Risk, page 43

Commodities Risk, page 43

13. On page 44 you state changes in the fair value of derivatives that do not qualify as cash flow hedges are recorded in gas and oil sales. Please revise this statement to indicate changes in the fair value of these derivatives are recorded in the line item, "gain (loss) on derivatives." In addition, please confirm hedge ineffectiveness is recorded in gas and oil sales rather than as a component of gain (loss) on derivatives.

The Company acknowledges the Staff’s comments and confirms that it does record changes in the fair value of derivatives that do not qualify for cash flow hedges in “gain (loss) on derivatives”.  The referenced disclosure relative to changes in fair value of derivatives that do not qualify as cash flow hedges recorded in gas and oil sales was incorrect.  In future filings, the Company will ensure that such disclosure accurately reflects its practice.  Further, the Company confirms that hedge ineffectiveness related to its cash flow hedges is recorded in gas sales.

Please do not hesitate to contact Josh Anders, Vice President and Controller, at (281) 618-7708 or the undersigned at (281) 618-2808 if you have questions or require any supplemental information regarding the foregoing.

Very truly yours,

/s/R. CRAIG OWEN

R. Craig Owen

Senior Vice President and Chief Financial Officer